UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
FORM 11-K

(Mark One)

(X)	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

OR

( )	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                                           to

Commission file number 1-6366

A.	Full title of Plan:	FLEETBOSTON FINANCIAL SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

FleetBoston Financial Corporation
100 Federal Street
Boston, MA 02110

Ex-23.1 Consent of Independent Auditors
Ex-99.1 Financial Statements
Ex-99.2 Certification of Pamela D. Gormley
Ex-99.3 Certification of Patricia Callahan Fay

Required Information

Item 4.  Financial Statements and Supplemental Schedule for the Plan.

The FleetBoston Financial Savings Plan, or “the Plan,” is subject to the Employee Retirement Income Security Act of 1974, or “ERISA.” In lieu of the requirements of Items 1-3 of this Form, the Plan is filing financial statements and a supplemental schedule prepared in accordance with the financial reporting requirements of ERISA. The Plan’s financial statements and supplemental schedule for the fiscal year ended December 31, 2002 are included as Exhibit 99.1 to this report on Form 11-K and are incorporated herein by reference. The Plan’s financial statements and supplemental schedule have been examined by Ernst & Young LLP, Independent Auditors, and their report is included therein.

Exhibits

23.1	Consent of Independent Auditors

99.1	Financial statements and supplemental schedule of the FleetBoston Financial Savings Plan for the fiscal year ended December 31, 2002, prepared in accordance with the financial reporting requirements of ERISA.

99.2	Certification of Pamela D. Gormley, Corporate Controller of FleetBoston Financial Corporation and Fleet National Bank, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. § 1350). A signed original of this written statement required by Section 906, or other document authenticating, acknowledging, or otherwise adopting the signature that appears in typed form within the electronic version of this written statement required by Section 906, has been provided to FleetBoston Financial Corporation, or “FleetBoston,” and will be retained by FleetBoston and furnished to the Securities and Exchange Commission or its staff upon request.

99.3	Certification of Patricia Callahan Fay, Director of Benefits Planning of Fleet National Bank, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. § 1350). A signed original of this written statement required by Section 906, or other document authenticating, acknowledging, or otherwise adopting the signature that appears in typed form within the electronic version of this written statement required by Section 906, has been provided to FleetBoston and will be retained by FleetBoston and furnished to the Securities and Exchange Commission or its staff upon request.

SIGNATURES

     THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

FLEETBOSTON FINANCIAL SAVINGS PLAN

By:	/s/ PATRICIA CALLAHAN FAY

Patricia Callahan Fay
Director of Benefits Planning

Dated: June 27, 2003